UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2020
Commission File Number 001-14370
COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)
BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)
CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ____X___ Form 40-F _______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Buenaventura Announces Fourth Quarter
and Full Year 2019 Results

Lima, Peru, February 20, 2020 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced results for the fourth quarter (4Q19) and twelve-month (FY19) period ended December 31, 2019. All figures have been prepared in accordance with IFRS (International Financial Reporting Standards) on a non-GAAP basis and are stated in U.S. dollars (US$).

Fourth Quarter 2019 Highlights:
●	4Q19 EBITDA from direct operations was US$ 73.9 million, compared to US$ 68.7 million reported in 4Q18.
●	4Q19 Adjusted EBITDA including associated companies reached US$ 176.8 million, compared to US$ 147.4 million in 4Q18, primarily due to improved results at Cerro Verde and Coimolache.
●	4Q19 capital expenditures were US$ 38.4 million, compared to US$ 41.2 million for the same period in 2018.
●	4Q19 net loss was US$ 53.7 million, compared to a net loss of US$ 72.9 million for the same period in 2018.
●
The Company’s portfolio of greenfield projects continued progressing well during the quarter. At Yumpaq (Ag), San Gabriel (Au) and Trapiche (Cu) we are declarinh ore reserves in 1Q20 (please see appendix 4).

●
Buenaventura generated US$ 13.6 million in incremental EBITDA through the Company´s De-Bottlenecking Program (please see page 6 for more details). The program has enabled BVN to increase the efficiency of its Tambomayo, Uchucchacua, Orcopampa and El Brocal mines.

●	The Yanacocha’s Quecher Main project was on budget and achieved commercial production in 4Q19.
●	Cerro Verde’s processing plants averaged 396,800 metric tons of ore per day, approximately 10 percent above nameplate capacity.
●	A US$ 0.027 per share/ADS dividend payment was proposed at Buenaventura’s February 20, 2020 Board Meeting.

Financial Highlights (in millions of US$, except EPS figures):

	4Q19	4Q18	Var	FY19	FY18	Var
Total Revenues	235.5	252.3	-7%	867.9	1,150.7	-25%
Operating Profit	-8.7	21.3	N.A	-58.0	58.3	N.A
EBITDA Direct Operations	73.9	68.7	8%	202.2	315.4	-36%
Adjusted EBITDA (Inc Associates)	176.8	147.4	20%	620.9	662.9	-6%
Net Income	-53.7	-72.9	26%	-12.2	-13.4	9%
EPS*	-0.211	-0.287	26%	-0.048	-0.053	9%

(*) As of December 31, 2019 Buenaventura had a weighted average number of shares outstanding of 253,986,867.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2019 Results Page 2 of 27

Operating Revenues

4Q19 net sales were US$ 230.6 million, compared to US$ 246.8 million reported in 4Q18. This was primarily due to a 17% YoY decrease in volumes sold of gold.

Royalty income decreased 11% in the 4Q19 to US$ 4.9 million, from US$ 5.5 million in 4Q18. This was due to a 9% decrease in revenues at Yanacocha.

Operating Highlights	4Q19	4Q18	Var%	FY19	FY18	Var%
Net Sales (in millions of US$)	230.6	246.8	-7%	846	1,130	-25%
Average Realized Gold Price (US$/oz) (1) (2)	1,487	1,223	22%	1,405	1,268	11%
Average Realized Gold Price (US$/oz) Inc. Affiliates (2)(3)	1,482	1,223	21%	1,399	1,263	11%
Average Realized Silver Price (US$/oz) (1) (2)	17.38	13.50	29%	16.36	15.08	8%
Average Realized Lead Price (US$/MT) (1) (2)	1,952	1,793	9%	1,939	2,141	-9%
Average Realized Zinc Price (US$/MT) (1) (2)	2,208	2,321	-5%	2,492	2,681	-7%
Average Realized Copper Price (US$/MT) (1) (2)	5,602	5,801	-3%	5,808	6,277	-7%

Volume Sold	4Q19	4Q18	Var%	FY19	FY18	Var%
Consolidated Gold Oz (1)	51,432	61,821	-17%	180,876	324,825	-44%
Gold Oz Inc. Associated Companies (3)	119,224	146,189	-18%	476,877	621,642	-23%
Consolidated Silver Oz (1)	4,779,765	5,091,877	-6%	18,224,320	24,005,977	-24%
Consolidated Lead MT (1)	10,858	10,747	1%	45,995	39,968	15%
Consolidated Zinc MT (1)	14,702	14,117	4%	59,953	61,424	-2%
Consolidated Copper MT (1)	11,520	11,528	0%	41,027	43,770	-6%

(1)	Buenaventura Consolidated figure includes 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.
(2)	The realized price takes into account the adjustments of quotational periods.
(3)	Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 100% of El Brocal, 40.095% of Coimolache and 43.65% of Yanacocha.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2019 Results Page 3 of 27

Production and Operating Costs

Buenaventura’s 4Q19 equity gold production was 114,865 ounces, compared to 139,278 reported in 4Q18, primarily due a 60% YoY decrease in production related to an anticipated 69% YoY decrease in production at La Zanja and a 28% percent decrease at Yanacocha.

Buenaventura´s FY19 equity gold production was 464,487 ounces, compared to 590,349 reported in FY18. This was primarily due to a 64% YoY decrease in production at Orcopampa and a 56% YoY decrease in production at La Zanja. Silver equity production decreased by 24% year on year, primarily due to a 35% decrease in production at the Tambomayo mine and a 31% decrease at the Uchucchacua mine. Lead equity production increased by 10% year on year, primarily due to a 15% increase in production at the El Brocal mine.

Equity Production	4Q19	4Q18	Var%	FY19	FY18	Var%
Gold Oz Direct Operations(1)	50,060	57,598	-13%	169,273	296,301	-43%
Gold Oz including Associated(2) Companies	114,865	139,278	-18%	464,487	590,349	-21%
Silver Oz Direct Operations(1)	5,092,300	5,409,841	-6%	18,558,980	24,657,217	-25%
Silver Oz including Associated Companies	5,594,969	5,792,822	-3%	20,100,565	26,336,236	-24%
Lead MT	10,257	10,040	2%	40,701	37,033	10%
Zinc MT	13,570	13,906	-2%	55,588	58,534	-5%
Copper MT Direct Operations(1)	7,516	7,472	1%	26,842	28,569	-6%
Copper MT including Associated Companies(3)	31,432	31,389	0%	115,990	121,772	-5%

Consolidated Production	4Q19	4Q18	Var%	FY19	FY18	Var%
Gold Oz(4)	55,266	68,620	-19%	191,281	338,189	-43%
Silver Oz(4)	5,546,895	5,795,731	-4%	20,288,743	26,264,109	-23%
Lead MT(4)	12,504	12,108	3%	49,803	44,972	11%
Zinc MT(4)	18,071	17,648	2%	72,397	76,119	-5%
Copper MT(4)	12,206	12,136	1%	43,578	46,400	-6%

(1)	Buenaventura’s Direct Operations includes 100% of Buenaventura’s operating units, 53.06% of La Zanja and 61.43% of El Brocal.
(2)	Based on 100% of Buenaventura´s operating units, 53.06% of La Zanja, 61.43% of el Brocal, 40.095% of Coimolache and 43.65% of Yanacocha.
(3)	Based on 100% of Buenaventura´s operating units, 61.43% of el Brocal and 19.58% of Cerro Verde.
(4)	Based on 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2019 Results Page 4 of 27

Tambomayo (100% owned by Buenaventura)

Production
		4Q19	4Q18	Var %	FY19	FY18	Var %
Gold	Oz	28,861	31,026	-7%	99,245	129,172	-23%
Silver	Oz	841,868	873,249	-4%	2,556,391	3,929,808	-35%

Cost Applicable to Sales
		4Q19	4Q18	Var %	FY19	FY18	Var %
Gold	US$/Oz	766	850	-10%	679	626	9%

4Q19 year on year gold production at Tambomayo decreased 7% mainly due to lower ore grades and reduced recovery rates. Cost Applicable to Sales (CAS) decreased to 766 US$/Oz in 4Q19, compared to 850 US$/Oz in 4Q18, primarily due to increased volume sold, lower exploration expenses and a decrease in reagent costs at the plant.

Gold production guidance for 2020 is 90k – 100k ounces and silver production guidance is 2.5M – 3.0M ounces.

Orcopampa (100% owned by Buenaventura)

Production
		4Q19	4Q18	Var %	FY19	FY18	Var %
Gold	Oz	14,226	13,372	6%	41,660	115,887	-64%
Silver	Oz	4,367	10,602	-59%	18,791	312,250	-94%

Cost Applicable to Sales
		4Q19	4Q18	Var %	FY19	FY18	Var %
Gold	US$/Oz	976	1,734	-44%	1,489	1,020	46%

The decrease in 4Q19 gold production at Orcopampa was primarily due to prioritizing the De-Bottlenecking Program over ore extraction. Cost Applicable to Sales (CAS) decreased to 976 US$/Oz in 4Q19, compared to 1,734 US$/Oz in 4Q18, primarily due to a 9% increase in volume sold and lower exploration expenses.

Gold production guidance for 2020 is 20k – 30k ounces.

La Zanja (53.06% owned by Buenaventura)

Production
		4Q19	4Q18	Var %	FY19	FY18	Var %
Gold	Oz	6,217	20,101	-69%	31,500	71,630	-56%
Silver	Oz	16,216	54,108	-70%	97,204	217,174	-55%

Cost Applicable to Sales
		4Q19	4Q18	Var %	FY19	FY18	Var %
Gold	US$/Oz	1,780	773	130%	1,233	891	38%

4Q19 gold production decreased by 69% year on year, in line with the Company’s guidance released at the beginning of 2019. 4Q19 Cost Applicable to Sales (CAS) was 1,780 US$/Oz; a 130% increase compared to 773 US$/Oz in 4Q18, mainly due to lower volume sold (69%).

Gold production guidance for 2020 is 20k – 30k ounces.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2019 Results Page 5 of 27

Coimolache (40.10% owned by Buenaventura)

Production
		4Q19	4Q18	Var %	FY19	FY18	Var %
Gold	Oz	51,474	49,708	4%	162,196	173,192	-6%
Silver	Oz	293,326	192,678	52%	754,306	791,181	-5%

Cost Applicable to Sales
		4Q19	4Q18	Var %	FY19	FY18	Var %
Gold	US$/Oz	694	742	-6%	684	675	1%

4Q19 gold production at Coimolache increased by 4% year on year, in line with the mine production plan. 4Q19 Cost Applicable to Sales (CAS) was 694 US$/Oz; a 6% decrease compared to 742 US$/Oz in 4Q18, mainly due to increased volume sold and lower exploration expenses.

Gold production guidance for 2020 is 135k – 145k ounces.

Uchucchacua (100% owned by Buenaventura)

Production
		4Q19	4Q18	Var %	FY19	FY18	Var %
Silver	Oz	2,876,329	3,256,870	-12%	10,640,913	15,420,102	-31%
Zinc	MT	4,046	5,867	-31%	19,144	21,840	-12%
Lead	MT	4,174	4,961	-16%	17,635	19,122	-8%

Cost Applicable to Sales
		4Q19	4Q18	Var %	FY19	FY18	Var %
Silver	US$/Oz	14.90	11.91	25%	12.15	10.37	17%

4Q19 silver production at Uchucchacua decreased 12% year on year, primarily due to reduced ore grades. Cost Applicable to Sales (CAS) in 4Q19 increased in 25% year on year, mainly due to an 11% decrease in volume sold and a 62% increase in commercial deductions.

Silver production guidance for 2020 is 11.0 million – 12.5 million ounces.

Julcani (100% owned by Buenaventura)

Production
		4Q19	4Q18	Var %	FY19	FY18	Var %
Silver	Oz	649,226	666,259	-3%	2,609,006	2,482,907	5%

Cost Applicable to Sales
		4Q19	4Q18	Var %	FY19	FY18	Var %
Silver	US$/Oz	13.20	14.04	-6%	13.49	14.98	-10%

4Q19 silver production was in-line with that which was reported in 4Q18. 4Q19 Cost Applicable to Sales (CAS) of 13.20 US$/Oz was 6% lower than 14.04 US$/Oz in 4Q18, mainly due to the Company’s success in centralizing the operation.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2019 Results Page 6 of 27

Silver production guidance for 2020 is 2.4 million – 3.0 million ounces.

El Brocal (61.43% owned by Buenaventura)

Production
		4Q19	4Q18	Var %	FY19	FY18	Var %
Copper	Oz	12,159	12,093	1%	43,394	46,231	-6%
Zinc	MT	11,670	9,702	20%	43,580	45,593	-4%
Silver	MT	1,158,888	934,642	24%	4,366,438	3,901,868	12%

Cost Applicable to Sales
		4Q19	4Q18	Var %	FY19	FY18	Var %
Copper	US$/Oz	5,352	5,844	-8%	5,385	5,488	-2%
Zinc	US$/Oz	1,989	1,696	17%	2,007	1,569	28%

Copper production in 4Q19 was in line with the production reported in 4Q18. 4Q19 zinc production increased by 20% year on year, mainly due to higher ore grade.

In 4Q19, Zinc Cost Applicable to Sales (CAS) increased by 17% year on year, compared to 1,696 US$/MT in 4Q18, primarily due to an increase in commercial deductions. Copper CAS in 4Q19 showed a decrease of 8% compared to 4Q18, mainly due to higher volume sold (21%) and improved commercial terms.

Zinc production guidance for 2020 is 47k – 55k MT, while copper production guidance for 2020 is 48k – 57k MT.

De-Bottlenecking Program – 2019 Update

Buenaventura’s De-Bottlenecking Program continues to progress well, generating additional EBITDA as follows:

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2019 Results Page 7 of 27

General and Administrative Expenses

4Q19 General and Administrative expenses were US$ 21.4 million; a 28% increase as compared to the US$ 16.8 million in 4Q18.

Exploration in Non-Operating Areas

4Q19 exploration costs in Non-Operating Areas were US$ 2.7 million compared with US$ 11.5 million in 4Q18. During the period, Buenaventura primarily focused its exploration efforts on Emperatriz (US$ 0.9 million) and Marcapunta Norte (US$ 0.3 million).

Share in Associated Companies

During 4Q19, Buenaventura’s share in associated companies was negative US$ 62.3 million, compared to negative US$ 72.3 million reported in 4Q18, comprised of:

Share in the Result of Associates (in millions of US$)	4Q19	4Q18	Var	FY19	FY18	Var
Cerro Verde	17.9	-59.0	N.A.	76.5	23.4	226%
Coimolache	5.8	2.0	188%	12.9	11.0	17%
Yanacocha	-85.9	-15.3	460%	-41.6	-35.6	17%
Total	-62.3	-72.3	-14%	47.7	-1.1	N.A.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2019 Results Page 8 of 27

YANACOCHA

At Yanacocha, which is 43.65% owned by Buenaventura, 4Q19 gold production was 101,183 ounces; 44,166 ounces of which were attributable to Buenaventura. This represents a 28% decrease as compared to the 141,465 ounces produced in 4Q18; 61,749 ounces of which were attributable to Buenaventura. For FY19, gold production was 527,336; 230,182 ounces of which were attributable to Buenaventura, a 2% increase as compared to 514,564 ounces in FY18; 224,607 ounces of which were attributable to Buenaventura.

Gold production guidance at Yanacocha for 2020 is 415k ounces.

In 4Q19, Yanacocha reported a net loss of US$ 196.8 million, compared to a net loss of US$ 35.2 million reported in 4Q18; mainly due to a $142 million reclamation expense (non-cash) related to the update of the mine closure plan as well as to a $26 million adjustment related to the write-off of a leach pad.

CAS in 4Q19 was 958 US$/Oz; a 33% increase compared to 722 US$/Oz in 4Q18, mainly due to a 27% decrease in volume sold.

Capital expenditures at Yanacocha were US$ 49.0 million in 4Q19.

The Quecher Main project, an oxide deposit, reached commercial production in the fourth quarter of 2019. The Quecher Main project extends the life of the Yanacocha operation until 2027, with average annual gold production of 200,000 ounces per year expected between 2020 and 2025. Cost applicable to sales (CAS) is expected to be between US$ 750 and US$ 850 per ounce and AISC between US$ 900 and US$ 1,000. The project IRR is expected to be greater than 10 percent.

The Yanacocha Sulfides project is currently in its Definitive Feasibility Stage. The Environmental Impact Assessment study was approved in March 2019.

CERRO VERDE

At Cerro Verde (19.58% owned by Buenaventura), 4Q19 copper production was 122,142 MT; 23,915 MT of which is attributable to Buenaventura, in line with 122,148 MT produced in 4Q18; 23,917 MT of which was attributable to Buenaventura.

FY19 copper production was 455,305 MT; 89,149 MT of which was attributable to Buenaventura. FY18 copper production was 476,013 MT; 93,203 MT of which was attributable to Buenaventura.

Cerro Verde reported a 4Q19 net income of US$ 131.6 million compared to net loss of US$ 301.1 million in 4Q18. This increase is primarily due to (i) a US$345.7 million decrease in financial expenses primarily the result of the recognition of interest related to disputed mining royalties for the years 2009 through 2013, income tax for the years 2006 through 2011, special mining tax (SMT) for the years 2011 through 2013 and net assets tax (ITAN) for the years 2010, 2011 and 2013 all of which were recognized in the fourth quarter of 2018; (ii) a US$95.6 million increase in net sales primarily attributed to higher sales volumes; and (iii) an increase in the average realized copper price: US$2.84 per pound in the fourth quarter of 2019 compared to US$2.67 per pound in the fourth quarter of 2018.

Capital expenditures at Cerro Verde were US$ 83.7 million in 4Q19.

COIMOLACHE (Tantahuatay operation)

At Coimolache (40.10% owned by Buenaventura), 4Q19 attributable contribution to net income was US$ 5.8 million, as compared to US$ 2.0 million in 4Q18.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2019 Results Page 9 of 27

Others

The following resolution was passed at the Company’s February 20, 2020 Board of Directors Meeting:

 • Call for the Annual Shareholders Meeting to be held on March 31, 2020 with the following items proposed for approval:

a) Approval of the Annual Report as of December 31, 2019.
b) Approval of the Financial Statements as of December 31, 2019.
c) Declaration of a cash dividend in the amount of US$ 0.027 per share or ADS.
d) Approval of the Annual Retribution for each the Board Member.
e) Approval of the modification of Retribution Policy of the Board Members.
f) Appointment of Ernst and Young as External Auditors for fiscal year 2020.
g) Election of the Board for the period 2020-2022.

***
Company Description
Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded, precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.
Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Mallay*, Julcani*, El Brocal, La Zanja and Coimolache and is developing the Tambomayo project.

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer; 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

For a printed version of the Company’s 2018 Form 20-F, please contact the investor relations contacts on page 1 of this report, or download the PDF format file from the Company’s web site at www.buenaventura.com.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements
This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments.  These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance.  Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2019 Results Page 10 of 27

**Tables to follow**
APPENDIX 1
Equity Participation in Subsidiaries and Associates (as of December 31, 2019)
	BVN	Operating
	Equity %	Mines / Business
El Molle Verde S.A.C*	100.00	Trapiche Project
Minera La Zanja S.A*	53.06	La Zanja
Sociedad Minera El Brocal S.A.A*	61.43	Colquijirca and Marcapunta
Compañía Minera Coimolache S.A. **	40.10	Tantahuatay
Minera Yanacocha S.R.L. **	43.65	Yanacocha
Sociedad Minera Cerro Verde S.A.A **	19.58	Cerro Verde
Processadora Industrial Rio Seco S.A*	100.00	Rio Seco chemical plant
Consorcio Energético de Huancavelica S.A*	100.00	Energy – Huanza Hydroelectrical plant

 (*)Consolidated
(**) Equity Accounting

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2019 Results Page 11 of 27

APPENDIX 2

4Q19

Gold Production			15			18
Mining Unit	Operating Results	Unit	4Q19	4Q18	△%	FY19	FY18	△ %
Underground
Tambomayo	Ore Milled	DMT	182,359	141,584	29%	640,914	557,364	15%
	Ore Grade	Oz/MT	0.19	0.24	-20%	0.19	0.25	-25%
	Recovery Rate	%	83.60	88.44	-5%	83.11	91.15	-9%
	Ounces Produced*	Oz	28,861	31,026	-7%	99,245	129,172	-23%
Orcopampa	Ore Milled	DMT	35,983	43,846	-18%	127,079	353,891	-64%
	Ore Grade	Oz/MT	0.39	0.26	49%	0.33	0.32	3%
	Recovery Rate	%	96.92	95.30	2%	96.75	97.10	0%
	Ounces Produced*	Oz	14,226	13,372	6%	41,660	115,887	-64%
Open Pit
La Zanja	Ounces Produced	Oz	6,217	20,101	-69%	31,500	71,630	-56%
Tantahuatay	Ounces Produced	Oz	51,474	49,708	4%	162,196	173,192	-6%

Silver Production
Mining Unit	Operating Results	Unit	4Q19	4Q18	△%	FY19	FY18	△ %
Underground
Tambomayo	Ore Milled	DMT	182,359	141,584	29%	640,914	557,364	15%
	Ore Grade	Oz/MT	5.26	6.78	-22%	4.54	8.11	-44%
	Recovery Rate	%	87.81	85.34	3%	87.76	85.11	3%
	Ounces Produced	Oz	841,868	873,249	-4%	2,556,391	3,929,808	-35%
Uchucchacua	Ore Milled	DMT	373,965	355,348	5%	1,335,018	1,387,775	-4%
	Ore Grade	Oz/MT	8.28	10.13	-18%	9.06	12.48	-27%
	Recovery Rate	%	92.93	90.44	3%	87.96	87.43	1%
	Ounces Produced	Oz	2,876,329	3,256,870	-12%	10,640,913	15,420,102	-31%
Julcani	Ore Milled	DMT	31,268	28,886	8%	123,818	109,025	14%
	Ore Grade	Oz/MT	21.67	23.62	-8%	21.90	23.35	-6%
	Recovery Rate	%	95.83	97.65	-2%	96.22	97.41	-1%
	Ounces Produced	Oz	649,226	666,259	-3%	2,609,006	2,482,907	5%
Marcapunta	Ore Milled	DMT	809,772	907,596	-11%	2,926,124	3,204,261	-9%
	Ore Grade	Oz/MT	0.70	0.65	6%	0.77	0.71	8%
	Recovery Rate	%	62.48	59.68	5%	62.07	60.95	2%
	Ounces Produced	Oz	352,328	354,669	-1%	1,392,363	1,383,536	1%
Open Pit
Tajo Norte	Ore Milled	DMT	817,132	824,071	-1%	3,407,914	3,429,618	-1%
	Ore Grade	Oz/MT	1.55	1.09	42%	1.38	1.13	22%
	Recovery Rate	%	63.61	64.28	-1%	63.32	65.25	-3%
	Ounces Produced	Oz	806,560	579,974	39%	2,974,075	2,518,332	18%

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2019 Results Page 12 of 27

Zinc Production
Mining Unit	Operating Results	Unit	4Q19	4Q18	△%	FY19	FY18	△ %
Underground
Tambomayo	Ore Milled	DMT	182,359	141,584	29%	640,914	557,364	15%
	Ore Grade	%	1.85	2.06	-10%	1.99	2.16	-8%
	Recovery Rate	%	69.93	71.31	-2%	75.77	71.36	6%
	MT Produced	MT	2,356	2,080	13%	9,672	8,685	11%
Uchucchacua	Ore Milled	DMT	373,965	355,348	5%	1,335,018	1,387,775	-4%
	Ore Grade	%	1.67	2.23	-25%	2.20	2.23	-1%
	Recovery Rate	%	64.79	73.99	-12%	65.08	70.34	-7%
	MT Produced	MT	4,046	5,867	-31%	19,144	21,840	-12%
Open Pit
Tajo Norte	Ore Milled	DMT	817,132	824,071	-1%	3,407,914	3,429,618	-1%
	Ore Grade	%	2.92	2.14	36%	2.42	2.30	5%
	Recovery Rate	%	48.95	55.01	-11%	52.86	57.78	-9%
	MT Produced	MT	11,670	9,702	20%	43,580	45,593	-4%

Copper Production
Mining Unit	Operating Results	Unit	4Q19	4Q18	△%	FY19	FY18	△ %
Underground
Marcapunta	Ore Milled	DMT	809,772	907,596	-11%	2,926,124	3,204,261	-9%
	Ore Grade	%	1.66	1.49	11%	1.67	1.59	5%
	Recovery Rate	%	90.45	89.48	1%	88.68	90.63	-2%
	MT Produced	MT	12,159	12,093	1%	43,394	46,231	-6%

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2019 Results Page 13 of 27

 APPENDIX 3: Adjusted EBITDA Reconciliation (in thousand US$)

	4Q19	4Q18	FY 2019	FY 2018
Net Income	-58,874	-67,332	-28,459	-11,654
Add / Substract:	132,744	136,012	230,680	327,069
Depreciation and Amortization in cost of sales	57,606	62,149	226,335	238,879
Interest expense	8,494	10,139	42,173	38,422
Provision for income tax, net	-19,477	3,513	-25,590	26,879
Reversal for contingencies and others	-879	-22,455	-2,968	-11,248
Impairment of Inventories	3,256	4,576	2,239	11,559
Profit from discontinued operations	3,871	7,235	10,514	11,808
Write-off of fixed assets	2,926	2,826	2,926	3,960
Provision of bonuses and compensations	3,797	4,906	15,855	17,757
Workers´ participation provision	-25	1,059	-7	1,903
Loss on currency exchange difference	-938	1,344	734	1,384
Changes in provision of exploration activities	4,965	-1,807	4,965	-1,807
Share in associated companies by the equity method, net	62,278	72,317	-47,710	1,144
Contractor claims provisions	4,401	0	4,401	0
Interest income	-4,019	-5,904	-9,675	-9,685
Impairment of Long-Lived Assets	2,083	-5,693	2,083	-5,693
Depreciation and Amortization in administration expenses	3,825	1,295	3,825	1,295
Other non-cash provisions	580	512	580	512
EBITDA Buenaventura Direct Operations	73,870	68,680	202,221	315,415
EBITDA Yanacocha (43.65%)	20,531	23,000	139,694	65,880
EBITDA Cerro Verde (19.58%)	64,366	45,166	228,669	240,609
EBITDA Coimolache (40.01%)	17,987	10,540	50,332	41,011
Adjusted EBITDA (including Associated companies)	176,754	147,386	620,915	662,915

Note:
EBITDA (Buenaventura Direct Operations) consists of earnings before net interest, taxes, depreciation and amortization, share in associated companies, net, loss on currency exchange difference, other, net, provision for workers’ profit sharing and provision for long-term officers’ compensation.

EBITDA (including associated companies) consists of EBITDA (Buenaventura Direct Operations), plus (1) Buenaventura’s equity share of EBITDA (Yanacocha) (2) Buenaventura’s equity share of EBITDA (Cerro Verde), plus (3) Buenaventura’s equity share of EBITDA (Coimolache). All EBITDA mentioned were similarly calculated using financial information provided to Buenaventura by the associated companies.

Buenaventura presents EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) to provide further information with respect to its operating performance and the operating performance of its equity investees, the affiliates. EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) are not a measure of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) as alternatives to operating income or net income determined in accordance with IFRS, as an indicator of Buenaventura’s, affiliates operating performance, or as an alternative to cash flows from operating activities, determined in accordance with IFRS, as an indicator of cash flows or as a measure of liquidity.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2019 Results Page 14 of 27

APPENDIX 4:

RESERVES AS OF DECEMBER 31st 2019

PRELIMINARY PROVEN AND PROBABLE RESERVES

GOLD
	% Ownership	MT (000)	Grade Oz/TMS	Oz (000)	Attributable (000)
Orcopampa	100.00	626	0.321	201	201
Julcani	100.00	255	0.006	1	1
Tambomayo	100.00	2,446	0.120	295	295
La Zanja	53.06	560	0.013	7	4
La Zanja (on Pads and Plant)	53.06			5	2
Tantahuatay (Oxides)	40.10	66,859	0.011	737	296
Tantahuatay PAD	40.10			5	2
El Brocal Marcapunta (Sulphides)	61.43	34,503	0.023	805	495
San Gabriel	100.00	11,810	0.142	1,675	1,675
Total				3,732	2,971

SILVER
	% Ownership	MT (000)	Grade Oz/TMS	Oz (000)	Attributable (000)
Uchucchacua (Silver - Zinc - Lead)	100.00	10,426	9.46	98,598	98,598
Julcani	100.00	255	21.02	5,361	5,361
Orcopampa	100.00	626	0.49	305	305
Tambomayo	100.00	2,446	4.46	10,898	10,898
La Zanja	53.06	560	0.27	152	80
La Zanja (on Pads and Plant)	53.06			109	58
Tantahuatay Oxides	40.10	66,859	0.26	17,145	6,874
Tantahuatay PAD	40.10			314	126
El Brocal (Tajo Norte - Smelter)	61.43	42,216	1.08	45,581	28,000
El Brocal Marcapunta (Sulphides)	61.43	34,503	1.15	39,799	24,448
Total				218,261	174,749

ZINC
	% Ownership	MT (000)	% Zn	MT (000)	Attributable (000)
Uchucchacua (Silver - Zinc - Lead)	100.00	10,426	2.03	212	212
Tambomayo	100.00	2,446	1.66	41	41
El Brocal (Tajo Norte - Smelter Zn - Pb - Ag )	61.43	14,756	2.52	371	228
Total				624	481

LEAD
	% Ownership	MT (000)	% Pb	MT (000)	Attributable (000)
Uchucchacua (Silver - Zinc - Lead)	100.00	10,426	1.19	124	124
Julcani	100.00	255	2.00	5	5
Tambomayo	100.00	2,446	1.27	31	31
El Brocal (Tajo Norte - Smelter Zn - Pb - Ag )	61.43	14,756	1.17	173	106
Total				334	267

COPPER
	% Ownership	MT (000)	% Cu	MT (000)	Attributable (000)
Julcani	100.00	255	0.43	1	1
El Brocal Marcapunta Norte	61.43	34,503	1.30	450	277
El Brocal (Tajo Norte - Smelter Cu - Ag)	61.43	27,460	1.71	470	289
Trapiche	100.00	283,200	0.51	1,444	1,444
Total				2,366	2,010

Prices used for Buenaventura´s Reserves calculation:
Gold 1,300 US$/Oz - Silver 16.3 US$/Oz - Zinc 2,800 US$/MT - Lead 2,200US$/MT - Copper 6,200 US$/MT

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2019 Results Page 15 of 27

APPENDIX 5: COST APPLICABLE TO SALES RECONCILIATION

Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold
Cost applicable to sales consists of cost of sales, excluding depreciation and amortization, plus selling expenses. Cost applicable to sales per unit sold for each mine consists of cost applicable to sales for a particular metal produced at a given mine divided by the volume of such metal produced at such mine in the specified period. We note that cost applicable to sales is not directly comparable to the cash operating cost figures disclosed in previously furnished earnings releases.
Cost applicable to sales and Cost applicable to sales per unit of mineral sold are not measures of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. We consider Cost applicable to sales and Cost applicable to sales per unit of mineral sold to be key measures in managing and evaluating our operating performance. These measures are widely reported in the precious metals industry as a benchmark for performance, but do not have standardized meanings. You should not consider Cost applicable to sales or Cost applicable to sales per unit of mineral sold as alternatives to cost of sales determined in accordance with IFRS, as indicators of our operating performance.  Cost applicable to sales and Cost applicable to sales per unit of mineral sold are calculated without adjusting for by-product revenue amounts.
The tables below set forth (i) a reconciliation of consolidated Cost of sales, excluding depreciation and amortization to consolidated Cost applicable to sales, (ii) reconciliations of the components of Cost applicable to sales (by mine and mineral) to the corresponding consolidated line items set forth on our consolidated statements of profit or loss for the three and nine months ended September 30, 2015 and 2016, and (iii) reconciliations of Cost of sales, excluding depreciation and amortization to Cost applicable to sales for each of our mining units.  The amounts set forth in Cost applicable to sales and Cost applicable to sales per unit sold for each mine and mineral indicated in the tables below can be reconciled to the amounts set forth on our consolidated statements of profit or loss for the three and nine months ended September 30, 2015 and 2016 by reference to the reconciliations of Cost of sales, excluding depreciation and amortization (by mine and mineral), Selling Expenses (by mine and metal) expenses and Exploration in units in operations (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization, consolidated Selling Expenses and consolidated Exploration in units in operations expenses, respectively, set forth below.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2019 Results Page 16 of 27

Set forth below is a reconciliation of consolidated Cost of sales, excluding depreciation and amortization, to consolidated Cost applicable to sales:
	For the 3 months ended December 31		For the 12 months ended December 21
	2019	2018	2019	2018
	(in thousands of US$)
Consolidated Cost of sales excluding depreciation and amortization	143,190	157,960	516,252	617,699
Add:
Consolidated Exploration in units in operation	9,334	20,660	44,163	89,730
Consolidated Commercial deductions	66,265	49,565	220,306	192,683
Consolidated Selling expenses	7,827	7,013	24,313	26,948
Consolidated Cost applicable to sales	226,616	235,198	805,034	927,060

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization
(by mine and mineral) to consolidated Cost of sales:

	For the 3 months ended December 31		For the 12 months ended December 21
	2019	2018	2019	2018
Cost of sales by mine and mineral	(in thousands of US$)
Julcani, Gold	136	0	166	19
Julcani, Silver	5,977	6,218	24,405	23,608
Julcani, Lead	204	298	971	1,335
Julcani, Copper	0	18	47	86
Orcopampa, Gold	12,736	18,635	51,154	88,942
Orcopampa, Silver	42	153	228	3,127
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold	0	0	0	5
Uchucchacua, Silver	24,307	24,053	79,562	98,991
Uchucchacua, Lead	3,650	4,859	14,815	16,470
Uchucchacua, Zinc	4,071	6,290	19,004	20,540
Tambomayo, Gold	13,574	15,944	47,741	58,475
Tambomayo, Silver	3,679	4,644	13,540	20,969
Tambomayo, Zinc	1,181	583	4,979	2,597
Tambomayo, Lead	1,293	1,987	7,058	7,050
La Zanja, Gold	11,028	15,410	37,445	65,128
La Zanja, Silver	200	518	1,140	2,499
El Brocal, Gold	3,108	1,574	8,429	7,771
El Brocal, Silver	8,061	5,672	26,966	19,391
El Brocal, Lead	5,304	5,064	20,388	17,108
El Brocal, Zinc	10,557	9,623	42,537	42,658
El Brocal, Copper	32,217	34,509	110,979	115,771
Non Mining Units	1,864	1,907	4,697	5,160
Consolidated Cost of sales, excluding depreciation and amortization	143,190	157,960	516,252	617,699

Set forth below is a reconciliation of Exploration expenses in units in operation (by mine and mineral) to consolidated Exploration expenses in mining units:

	For the 3 months ended December 31		For the 12 months ended December 21
	2019	2018	2019	2018
Exploration expenses in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	29	0	38	6
Julcani, Silver	1,290	1,785	5,593	8,149
Julcani, Lead	44	86	223	461
Julcani, Copper	0	5	11	30
Orcopampa, Gold	1,327	4,409	9,000	28,558
Orcopampa, Silver	4	36	40	1,004
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold	0	0	0	1
Uchucchacua, Silver	1,541	3,533	6,257	15,210
Uchucchacua, Lead	231	714	1,165	2,531
Uchucchacua, Zinc	258	924	1,495	3,156
Tambomayo, Gold	1,576	4,792	7,562	13,490
Tambomayo, Silver	427	1,396	2,145	4,838
Tambomayo, Lead	137	175	789	599
Tambomayo, Zinc	150	597	1,118	1,626
La Zanja, Gold	1	2	2	71
La Zanja, Silver	0	0	0	3
El Brocal, Gold	122	62	351	383
El Brocal, Silver	315	222	1,124	956
El Brocal, Lead	208	198	850	844
El Brocal, Zinc	413	376	1,774	2,104
El Brocal, Copper	1,260	1,349	4,627	5,710
Non Mining Units	0	0	0	0
Consolidated Exploration expenses in units in operation	9,334	20,660	44,163	89,730

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2019 Results Page 17 of 27

Set forth below is a reconciliation of Commercial Deductions in units in operation (by mine and mineral)
to consolidated Commercial deductions:

	For the 3 months ended December 31		For the 12 months ended December 21
	2019	2018	2019	2018
Commercial Deductions in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	16	0	19	3
Julcani, Silver	683	806	3,084	3,390
Julcani, Lead	23	38	122	191
Julcani, Copper	0	3	8	12
Orcopampa, Gold	98	69	201	778
Orcopampa, Silver	0	-3	1	107
Orcopampa, Copper	0	-8	0	-11
Uchucchacua, Gold	0	-7	-1	0
Uchucchacua, Silver	11,739	6,318	29,088	29,986
Uchucchacua, Lead	1,341	598	3,324	3,092
Uchucchacua, Zinc	2,406	2,626	10,197	8,367
Tambomayo, Gold	3,912	316	7,786	644
Tambomayo, Silver	1,544	362	4,265	1,211
Tambomayo, Lead	447	41	1,497	590
Tambomayo, Zinc	1,324	865	6,170	2,164
La Zanja, Gold	17	52	102	319
La Zanja, Silver	0	2	2	21
El Brocal, Gold	2,519	1,400	7,438	7,369
El Brocal, Silver	4,458	2,540	14,730	9,125
El Brocal, Lead	1,653	744	5,495	2,446
El Brocal, Zinc	7,710	3,107	27,302	11,459
El Brocal, Copper	26,373	29,697	99,477	111,419
Non Mining Units	0	0	0	0
Consolidated Commercial deductions in units in operation	66,265	49,565	220,306	192,683

Set forth below is a reconciliation of Selling expenses (by mine and mineral) to consolidated
Selling expenses:

	For the 3 months ended December 31		For the 12 months ended December 21
	2019	2018	2019	2018
Selling expenses by mine and mineral	(in thousands of US$)
Julcani, Gold	3	0	3	0
Julcani, Silver	119	114	384	336
Julcani, Lead	4	5	15	19
Julcani, Copper	0	0	1	1
Orcopampa, Gold	92	138	257	749
Orcopampa, Silver	0	1	1	26
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold	0	0	0	0
Uchucchacua, Silver	1,671	1,234	4,278	5,596
Uchucchacua, Lead	251	249	797	931
Uchucchacua, Zinc	280	323	1,022	1,161
Tambomayo, Gold	1,031	784	2,566	1,999
Tambomayo, Silver	280	228	728	717
Tambomayo, Lead	90	29	268	89
Tambomayo, Zinc	98	98	379	241
La Zanja, Gold	50	181	312	755
La Zanja, Silver	1	6	9	29
El Brocal, Gold	174	81	437	468
El Brocal, Silver	452	293	1,399	1,167
El Brocal, Lead	297	262	1,057	1,030
El Brocal, Zinc	591	498	2,206	2,568
El Brocal, Copper	1,805	1,785	5,756	6,969
Non Mining Units	538	702	2,439	2,097
Consolidated Selling expenses	7,827	7,013	24,313	26,948

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2019 Results Page 18 of 27

						JULCANI
			4Q 2019						4Q 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	136	5,977	204	-	-	6,317	-	6,218	298	-	18	6,533
Add:
Exploration Expenses (US$000)	29	1,290	44	-	-	1,363	-	1,785	86	-	5	1,876
Commercial Deductions (US$000)	16	683	23	-	-	722	-0	806	38	-	3	846
Selling Expenses (US$000)	3	119	4	-	-	126	-	114.20	5.47	-	0.32	120
Cost Applicable to Sales (US$000)	184	8,069	276	-	-	8,528	-0	8,923	427	-	26	9,375
Divide:
Volume Sold	162	611,490	194	-	-	Not Applicable	-	635,338	237	-	4	Not Applicable
CAS	1,138	13.20	1,422	-	-	Not Applicable	-	14.04	1,803	-	6,047	Not Applicable

						ORCOPAMPA
			4Q 2019						4Q 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	12,736	42	-	-	-	12,778	18,635	153	-	-	-	18,788
Add:					-
Exploration Expenses (US$000)	1,327	4	-	-	-	1,331	4,409	36	-	-	-	4,445
Commercial Deductions (US$000)	98	0	-	-	-	99	69	-3	-	-	-8	58
Selling Expenses (US$000)	92	0	-	-	-	92	138	1	-	-	-	139
Cost Applicable to Sales (US$000)	14,253	47	-	-	-	14,300	23,250	188	-	-	-8	23,430
Divide:
Volume Sold	14,601	3,849	-	-	-	Not Applicable	13,405	12,129	-	-	-	Not Applicable
CAS	976	12.23	-	-	-	Not Applicable	1,734	15.52	-	-	-	Not Applicable

Prorrateo	100%	0%			0%		99%	1%			-

						UCHUCCHACUA
			4Q 2019						4Q 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	24,307	3,650	4,071	-	32,029	-	24,053	4,859	6,290	-	35,202
Add:
Exploration Expenses (US$000)	-	1,541	231	258	-	2,031	-	3,533	714	924	-	5,171
Commercial Deductions (US$000)	0	11,739	1,341	2,406	-	15,487	-7	6,318	598	2,626	-	9,535
Selling Expenses (US$000)	-	1,671	251	280	-	2,202	-	1,234	249	323	-	1,806
Cost Applicable to Sales (US$000)	0	39,259	5,474	7,015	-	51,749	-7	35,138	6,420	10,163	-	51,714
Divide:
Volume Sold	-	2,634,857	3,471	3,211	-	Not Applicable	9	2,949,234	4,553	4,328	-	Not Applicable
CAS	-	14.90	1,577	2,185	-	No Applicable	-	11.91	1,410	2,348	-	No Applicable

						TAMBOMAYO
			4Q 2019						4Q 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	13,574	3,679	1,181	1,293	-	19,727	15,944	4,644	583	1,987.49	-	23,159
Add:
Exploration Expenses (US$000)	1,576	427	137	150	-	2,290	4,792	1,396	175	597	-	6,960
Commercial Deductions (US$000)	3,912	1,544	447	1,324	-	7,227	316	362	41	865	-	1,584
Selling Expenses (US$000)	1,031	280	90	98	-	1,499	784	228	29	98	-	1,139
Cost Applicable to Sales (US$000)	20,093	5,929	1,855	2,866	-	30,743	21,836	6,630	828	3,548	-	32,842
Divide:
Volume Sold	26,240	623,846	1,782	1,800	-	Not Applicable	25,691	662,978	709	1,769	-	Not Applicable
CAS	766	9.50	1,041	1,592	-	No Applicable	850	10.00	1,168	2,005	-	No Applicable

						LA ZANJA
			4Q 2019						4Q 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	11,028	200	-	-	-	11,228	15,410	518	-	-	-	15,928
Add:
Exploration Expenses (US$000)	1	0	-	-	-	1	2	0	-	-	-	2
Commercial Deductions (US$000)	17	0	-	-	-	17	52	2	-	-	-	54
Selling Expenses (US$000)	50	1	-	-	-	51	181	6	-	-	-	187
Cost Applicable to Sales (US$000)	11,097	201	-	-	-	11,297	15,646	525	-	-	-	16,171
Divide:
Volume Sold	6,233	9,722	-	-	-	Not Applicable	20,234	59,146	-	-	-	Not Applicable
CAS	1,780	20.64	-	-	-	Not Applicable	773	8.88	-	-	-	Not Applicable

						JULCANI
			FY 2019						FY 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	166	24,405	971	-	47	25,589	19	23,608	1,335	-	86	25,047
Add:
Exploration Expenses (US$000)	38	5,593	223	-	11	5,864	6	8,149	461	-	30	8,646
Commercial Deductions (US$000)	19	3,084	122	-	8	3,233	3	3,390	191	-	12	3,596
Selling Expenses (US$000)	3	384	15	-	1	403	0	336	19	-	1	356
Cost Applicable to Sales (US$000)	225	33,467	1,331	-	66	35,089	28	35,483	2,006	-	128	37,645
Divide:
Volume Sold	179	2,480,173	839	-	14	Not Applicable	11	2,368,497	915	-	17	No Aplicable
CAS	1,259	13.49	1,585	-	4,788	No Applicable	2,507	14.98	2,191	-	7,392	No Applicable

						ORCOPAMPA
			FY 2019						FY 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	51,154	228	-	-	-	51,382	88,942	3,127	-	-	-	92,069
Add:
Exploration Expenses (US$000)	9,000	40	-	-	-	9,040	28,558	1,004	-	-	-	29,562
Commercial Deductions (US$000)	201	1	-	-	-	202	778	107	-	-	-11	874
Selling Expenses (US$000)	257	1	-	-	-	258	749	26	-	-	-	775
Cost Applicable to Sales (US$000)	60,612	271	-	-	-	60,882	119,027	4,264	-	-	-11	123,280
Divide:
Volume Sold	40,702	15,049	-	-	-	Not Applicable	116,719	335,761	-	-	42	Not Applicable
CAS	1,489	17.98	-	-	-	No Applicable	1,020	12.70	-	-	-	No Applicable

Prorrateo	100%	0%			0%		97%	3%			0%

						UCHUCCHACUA
			FY 2019						FY 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	79,562	14,815	19,004	-	113,381	5	98,991	16,470	20,540	-	136,006
Add:
Exploration Expenses (US$000)	-	6,257	1,165	1,495	-	8,917	1	15,210	2,531	3,156	-	20,898
Commercial Deductions (US$000)	-1	29,088	3,324	10,197	-	42,608	0	29,986	3,092	8,367	-	41,446
Selling Expenses (US$000)	-	4,278	797	1,022	-	6,096	0	5,596	931	1,161	-	7,689
Cost Applicable to Sales (US$000)	-1	119,184	20,101	31,718	-	171,002	6	149,784	23,024	33,225	-	206,039
Divide:
Volume Sold	0	9,808,791	15,347	15,315	-	Not Applicable	216	14,443,456	17,071	16,811	-	Not Applicable
CAS	-	12.15	1,310	2,071	-	No Applicable	27	10.37	1,349	1,976	-	No Applicable
		0.17

						TAMBOMAYO
			FY 2019						FY 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	47,741	13,540	4,979	7,058	-	73,319	58,475	20,969	2,597	7,050	-	89,090
Add:
Exploration Expenses (US$000)	7,562	2,145	789	1,118	-	11,613	13,490	4,838	599	1,626	-	20,553
Commercial Deductions (US$000)	7,786	4,265	1,497	6,170	-	19,718	644	1,211	590	2,164	-	4,609
Selling Expenses (US$000)	2,566	728	268	379	-	3,940	1,999	717	89	241	-	3,046
Cost Applicable to Sales (US$000)	65,655	20,677	7,532	14,725	-	108,590	74,608	27,734	3,875	11,080	-	117,298
Divide:
Volume Sold	96,636	2,318,434	7,211	7,850	-	Not Applicable	119,211	3,570,382	3,268	7,143	-	Not Applicable
CAS	679	8.92	1,045	1,876	-	No Applicable	626	7.77	1,186	1,551	-	Not Applicable

						LA ZANJA
			FY 2019						FY 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	37,445	1,140	-	-	-	38,585	65,128	2,499	-	-	-	67,627
Add:
Exploration Expenses (US$000)	2	0	-	-	-	2	71	3	-	-	-	74
Commercial Deductions (US$000)	102	2	-	-	-	104	319	21	-	-	-	340
Selling Expenses (US$000)	312	9	-	-	-	321	755	29	-	-	-	784
Cost Applicable to Sales (US$000)	37,861	1,151	-	-	-	39,012	66,274	2,552	-	-	-	68,825
Divide:
Volume Sold	30,710	80,880	-	-	-	Not Applicable	74,370	228,894	-	-	-	Not Applicable
CAS	1,233	14.24	-	-	-	No Applicable	891	11.15	-	-	-	Not Applicable

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2019 Results Page 19 of 27

						BROCAL
			4Q 2019						4Q 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	3,108	8,061	5,304	10,557	32,217	59,247	1,574	5,672	5,064	9,623	34,509	56,443
Add:
Exploration Expenses (US$000)	122	315	208	413	1,260	2,318	62	222	198	376	1,349	2,206
Commercial Deductions (US$000)	2,519	4,458	1,653	7,710	26,373	42,713	1,400	2,540	744	3,107	29,697	37,487
Selling Expenses (US$000)	174	452	297	591	1,805	3,319	81	293	262	498	1,785	2,920
Cost Applicable to Sales (US$000)	5,923	13,286	7,462	19,271	61,655	107,597	3,117	8,727	6,268	13,605	67,340	99,056
Divide:
Volume Sold	4,197	896,000	5,412	9,691	11,520	Not Applicable	2,482	773,051	5,248	8,020	11,523	Not Applicable
CAS	1,411	14.83	1,379	1,989	5,352	Not Applicable	1,256	11.29	1,194	1,696	5,844	Not Applicable

						NON MINING COMPANIES
			4Q 2019						4Q 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	1,864	-	-	-	-	-	1,907
Add:						-						-
Selling Expenses (US$000)	-	-	-	-	-	538	-	-	-	-	-	702
Total (US$000)	-	-	-	-	-	2,402	-	-	-	-	-	2,609

						BUENAVENTURA CONSOLIDATED
			4Q 2019						4Q 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	40,582	42,266	10,340	15,922	32,217	143,190	51,563	41,258	10,804	17,901	34,527	157,960
Add:
Exploration Expenses (US$000)	3,054	3,578	620	821	1,260	9,334	9,264	6,973	1,172	1,897	1,354	20,660
Commercial Deductions (US$000)	6,563	18,425	3,464	11,440	26,373	66,265	1,831	10,023	1,421	6,599	29,691	49,565
Selling Expenses (US$000)	1,350	2,523	642	970	1,805	7,827	1,184	1,877	545	918	1,786	7,013
Cost Applicable to Sales (US$000)	51,549	66,791	15,066	29,153	61,655	226,616	63,843	60,132	13,942	27,315	67,357	235,198
Divide:
Volume Sold	51,432	4,779,765	10,858	14,702	11,520	Not Applicable	61,821	5,091,877	10,747	14,117	11,528	Not Applicable
CAS	1,002	13.97	1,388	1,983	5,352	Not Applicable	1,033	11.81	1,297	1,935	5,843	Not Applicable

						COIMOLACHE
			4Q 2019						4Q 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	33,557	2,174	-	-	-	35,731	30,137	1,401	-	-	-	31,538
Add:
Exploration Expenses (US$000)	2,222	144	-	-	-	2,366	7,493	348	-	-	-	7,841
Commercial Deductions (US$000)	141	9	-	-	-	150	172	9	-	-	-	181
Selling Expenses (US$000)	357	23	-	-	-	380	322	15	-	-	-	337
Cost Applicable to Sales (US$000)	36,278	2,349	-	-	-	38,627	38,124	1,773	-	-	-	39,897
Divide:
Volume Sold	52,272	287,716	-	-	-	Not Applicable	51,355	202,333	-	-	-	Not Applicable
CAS	694	8.17	-	-	-	Not Applicable	742	8.76	-	-	-	Not Applicable

						BROCAL
			FY 2019						FY 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	8,429	26,966	20,388	42,537	110,979	209,299	7,771	19,391	17,108	42,658	115,771	202,700
Add:
Exploration Expenses (US$000)	351	1,124	850	1,774	4,627	8,727	383	956	844	2,104	5,710	9,997
Commercial Deductions (US$000)	7,438	14,730	5,495	27,302	99,477	154,441	7,369	9,125	2,446	11,459	111,419	141,818
Selling Expenses (US$000)	437	1,399	1,057	2,206	5,756	10,856	468	1,167	1,030	2,568	6,969	12,201
Cost Applicable to Sales (US$000)	16,656	44,219	27,790	73,818	220,840	383,323	15,991	30,640	21,428	58,789	239,869	366,716
Divide:
Volume Sold	12,648	3,520,992	22,598	36,788	41,013	Not Applicable	14,297	3,058,987	18,713	37,470	43,710	Not Applicable
CAS	1,317	12.56	1,230	2,007	5,385	No Applicable	1,118	10.02	1,145	1,569	5,488	Not Applicable

						NON MINING COMPANIES
			FY 2019						FY 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	4,697	-	-	-	-	-	5,160
Add:						-						-
Selling Expenses (US$000)	-	-	-	-	-	2,439	-	-	-	-	-	2,097
Total (US$000)	-	-	-	-	-	7,136	-	-	-	-	-	7,257

						BUENAVENTURA CONSOLIDATED
			FY 2019						FY 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	144,936	145,842	41,153	68,599	111,026	516,252	220,339	168,586	37,510	70,248	115,857	617,699
Add:
Exploration Expenses (US$000)	16,953	15,159	3,026	4,386	4,638	44,163	42,510	30,160	4,434	6,886	5,739	89,730
Commercial Deductions (US$000)	15,545	51,170	10,437	43,669	99,485	220,306	9,113	43,841	6,319	21,990	111,420	192,683
Selling Expenses (US$000)	3,574	6,799	2,137	3,607	5,757	24,313	3,971	7,871	2,069	3,970	6,970	26,948
Cost Applicable to Sales (US$000)	181,008	218,970	56,754	120,261	220,906	805,034	275,933	250,458	50,332	103,094	239,986	927,060
Divide:
Volume Sold	180,876	18,224,320	45,995	59,953	41,027	Not Applicable	324,825	24,005,977	39,968	61,424	43,770	Not Applicable
CAS	1,001	12.02	1,234	2,006	5,384	Not Applicable	849	10.43	1,259	1,678	5,483	Not Applicable

						COIMOLACHE
			FY 2019						FY 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	103,136	5,588	-	-	-	108,724	95,581	5,468	-	-	-	101,049
Add:
Exploration Expenses (US$000)	6,154	333	-	-	-	6,487	18,759	1,073	-	-	-	19,832
Commercial Deductions (US$000)	436	23	-	-	-	459	579	36	-	-	-	615
Selling Expenses (US$000)	1,103	60	-	-	-	1,163	1,074	61	-	-	-	1,135
Cost Applicable to Sales (US$000)	110,830	6,003	-	-	-	116,833	115,993	6,639	-	-	-	122,631
Divide:
Volume Sold	162,013	737,689	-	-	-	Not Applicable	171,770	791,404	-	-	-	Not Applicable
CAS	684	8.14	-	-	-	No Applicable	675	8.39	-	-	-	Not Applicable

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2019 Results Page 20 of 27

APPENDIX 6: ALL-IN SUSTAINING COST

Buenaventura
All-in Sustaining Cost for 4Q19

	Buenaventura1		La Zanja		Tantahuatay		Attributable 2
	4Q19		4Q19		4Q19		4Q19
Au Ounces Sold BVN		41,002
Au Ounces bought from La Zanja
Au Ounces Sold Net		41,002		6,233		52,272		65,268

	4Q19		4Q19		4Q19		4Q19
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	76,585	1,868	11,482	1,842	35,734	684	97,005	1,486
Exploration in Operating Units	7,015	171	0	0	2,366	45	7,964	122
Royalties	1,595	39	0	0	0	0	1,595	24
Comercial Deductions3	23,535	574	17	3	150	3	23,605	362
Selling Expenses	4,168	102	51	8	380	7	4,347	67
Administrative Expenses	11,850	289	61	10	1,246	24	12,382	190
Other, net	8,883	217	-17	-3	5,289	101	10,995	168
Sustaining Capex4	15,087	368	540	87	15,110	289	21,432	328

By-product Credit	-88,645	-2,162	-167	-27	-12,460	-238	-5,084	-78

All-in Sustaining Cost	60,074	1,465	11,967	1,920	47,815	915	85,595	1,311

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For all metals produced.
4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2019 Results Page 21 of 27

Buenaventura
All-in Sustaining Cost for 4Q18

	Buenaventura1		La Zanja		Tantahuatay		Attributable 2
	4Q18		4Q18		4Q18		4Q18
Au Ounces Sold BVN		39,114
Au Ounces bought from La Zanja
Au Ounces Sold Net		39,114		20,234		51,355		70,441

	4Q18		4Q18		4Q18		4Q18
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales3	93,295	2,385	16,323	807	31,537	614	114,601	1,627
Exploration in Operating Units	18,502	473	2	0	7,841	153	21,647	307
Royalties	1,179	30		0		0	1,179	17
Comercial Deductions4	12,774	327	54	3	181	4	12,875	183
Selling Expenses	3,478	89	187	9	337	7	3,712	53
Administrative Expenses	11,528	295	847	42	1,588	31	12,614	179
Other, net	3,599	92	645	32	614	12	4,187	59
Sustaining Capex5	11,934	305	792	39	19,659	383	20,237	287

By-product Credit	-84,837	-2,169	-844	-42	-2,871	-56	-1,599	-23

All-in Sustaining Cost	71,452	1,827	18,006	890	58,886	1,147	104,616	1,485

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For Buenaventura does not consider purchase of concentrate from La Zanja.
4. For all metals produced.
5. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2019 Results Page 22 of 27

Buenaventura
All-in Sustaining Cost for FY19

	Buenaventura1		La Zanja		Tantahuatay		Attributable 2
	FY19		FY19		FY19		FY19
Au Ounces Sold BVN		137,517
Au Ounces bought from La Zanja
Au Ounces Sold Net		137,517		30,710		162,013		218,771

	FY19		FY19		FY19		FY19
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	286,675	2,085	39,693	1,292	108,727	671	351,330	1,606
Exploration in Operating Units	35,434	258	2	0	6,487	40	38,036	174
Royalties	4,741	34	0	0	0	0	4,741	22
Comercial Deductions3	65,814	479	104	3	459	3	66,053	302
Selling Expenses	11,477	83	321	10	1,163	7	12,114	55
Administrative Expenses	47,131	343	2,223	72	4,709	29	50,199	229
Other, net	9,972	73	1,119	36	5,705	35	12,853	59
Other Incomes	0	0	0	0	0	0	0	0
Sustaining Capex4	29,940	218	2,023	66	31,078	192	43,474	199

By-product Credit	-342,596	-2,491	-1,300	-42	-12,460	-77	-5,685	-26

All-in Sustaining Cost	167,443	1,218	44,185	1,439	145,868	900	249,373	1,140

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For all metals produced.
4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2019 Results Page 23 of 27

Buenaventura
All-in Sustaining Cost for FY18

	Buenaventura1		La Zanja		Tantahuatay		Attributable 2
	FY18		FY18		FY18		FY18
Au Ounces Sold BVN		236,197
Au Ounces bought from La Zanja
Au Ounces Sold Net		236,197		74,370		171,770		344,529

	FY18		FY18		FY18		FY18
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	380,313	1,610	68,993	928	101,049	588	457,436	1,328
Exploration in Operating Units	80,273	340	74	1	19,831	115	88,264	256
Royalties	12,123	51		0		0	12,123	35
Comercial Deductions4	53,706	227	340	5	615	4	54,133	157
Selling Expenses	12,964	55	784	11	1,135	7	13,835	40
Administrative Expenses	60,081	254	3,435	46	5,644	33	64,167	186
Sustaining Capex5	41,705	177	8,073	109	44,848	261	63,970	186

By-product Credit	-440,668	-1,866	-3,582	-48	-12,217	-71	-6,799	-20

All-in Sustaining Cost	222,552	942	78,786	1,059	161,248	939	329,008	955

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For Buenaventura does not consider purchase of concentrate from La Zanja.
4. For all metals produced.
5. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2019 Results Page 24 of 27

APPENDIX 7

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated Statement of Financial Position
As of December 31, 2019 and 2018
	2019	2018
Assets	US$(000)	US$(000)
Current assets
Cash and cash equivalents	210,046	369,200
Trade and other accounts receivable, net	287,712	211,715
Inventory, net	97,973	135,919
Income tax credit	31,919	24,396
Prepaid expenses	20,969	17,145
Hedge derivative financial instruments	-	2,759
	648,619	761,134

Non-current assets
Trade and other receivables, net	88,515	40,593
Inventories, net	394	3,812
Income tax credit	-	319
Investments in associates and joint ventures	1,488,247	1,473,382
Mining concessions, development costs, right-of-use, property, plant and equipment, net	1,754,372	1,847,615
Investment properties, net	204	222
Deferred income tax asset, net	74,556	38,305
Prepaid expenses	25,692	26,578
Other assets, net	26,675	25,261
	3,458,655	3,456,087

Total assets	4,107,274	4,217,221

Liabilities and shareholders’ equity, net
Current liabilities
Bank loans	55,000	95,000
Trade and other payables	166,244	188,084
Provisions, contingent liabilities and other liabilities	72,771	68,172
Income tax payable	5,650	1,760
Financial obligations	265,692	46,166
	565,357	399,182

Non-current liabilities
Trade and other payables	616	639
Provisions, contingent liabilities and other liabilities	221,736	199,762
Financial obligations	305,996	540,896
Contingent consideration liability	16,410	15,755
Deferred income tax liabilities, net	28,959	31,422
	573,717	788,474

Total liabilities	1,139,074	1,187,656

Shareholders’ equity, net
Capital stock	750,497	750,497
Investment shares	791	791
Additional paid-in capital	218,450	218,450
Legal reserve	163,168	163,115
Other reserves	269	269
Retained earnings	1,639,658	1,675,909
Other reserves of equity	(1,311)	(703)
Shareholders’ equity, net attributable to owners of the parent	2,771,522	2,808,328
Non-controlling interest	196,678	221,237
Total shareholders’ equity, net	2,968,200	3,029,565

Total liabilities and shareholders’ equity, net	4,107,274	4,217,221

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2019 Results Page 25 of 27

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated Statement of Income
For the three and twelve month periods ended December 31, 2019 and 2018

	For the three-month period ended September 30,		For the twelve month period ended December, 31
	2019	2018	2019	2018
Continuing operations	US$(000)	US$(000)	US$(000)	US$(000)
Operating income
Net sales of goods	219,306	236,080	821,930	1,106,329
Net sales of services	11,321	10,718	23,661	24,001
Royalty income	4,863	5,460	22,297	20,385
Total operating income	235,490	252,258	867,888	1,150,715

Operating costs
Cost of sales of goods, without considering depreciation and amortization	(141,945)	(156,863)	(512,874)	(613,381)
Cost of sales of services, without considering depreciation and amortization	(1,245)	(1,097)	(3,378)	(4,318)
Depreciation and amortization	(57,606)	(62,149)	(226,335)	(238,879)
Exploration in operating units	(9,334)	(20,660)	(44,163)	(89,730)
Mining royalties	(3,727)	(3,323)	(12,832)	(21,388)
Total operating costs	(213,857)	(244,092)	(799,582)	(967,696)

Gross profit	21,633	8,166	68,306	183,019

Operating expenses, net
Administrative expenses	(21,448)	(16,762)	(76,297)	(77,099)
Selling expenses	(7,827)	(7,013)	(24,313)	(26,948)
Exploration in non-operating areas	(2,740)	(11,461)	(11,879)	(36,307)
Impairment recovery (loss) of long-lived assets	(2,083)	5,693	(2,083)	5,693
Reversal (provision) for contingencies and others	879	22,455	2,968	11,248
Other, net	2,921	20,234	(14,715)	(1,308)
Adjustment of component of stripping cost
Total operating expenses, net	(30,298)	13,146	(126,319)	(124,721)

Operating profit (loss)	(8,665)	21,312	(58,013)	58,298

Other income (expense), net
Share in the results of associates and joint ventures	(62,278)	(72,317)	47,710	(1,144)
Financial income	4,019	5,904	9,675	9,685
Financial costs	(8,494)	(10,139)	(42,173)	(38,422)
Net gain (loss) from currency exchange difference	938	(1,344)	(734)	(1,384)
Total other income (expense), net	(65,815)	(77,896)	14,478	(31,265)

Profit (loss) before income tax	(74,480)	(56,584)	(43,535)	27,033

Current income tax	(6,585)	(5,552)	(11,911)	(16,882)
Deferred income tax	26,062	2,039	37,501	(9,997)

Profit (loss) from continuing operations	(55,003)	(60,097)	(17,945)	154

Discontinued operations
Net loss from discontinued operations attributable to equity holders of the parent	(3,871)	(7,235)	(10,514)	(11,808)
Net profit (loss)	(58,874)	(67,332)	(28,459)	(11,654)

Attributable to:
Equity holders of the parent	(53,672)	(72,854)	(12,208)	(13,445)
Non-controlling interest	(5,202)	5,522	(16,251)	1,791
	(58,874)	(67,332)	(28,459)	(11,654)

Basic and diluted profit (loss) per share attributable to
equity holders of the parent, stated in U.S. dollars	(0.21)	(0.29)	(0.05)	(0.05)

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2019 Results Page 26 of 27

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated Statement of Cash Flows
For the three and twelve month periods ended December 31, 2019 and 2018

	For the three-month period ended December, 31		For the twelve month period ended December, 31
	2019	2018	2019	2018
	US$(000)	US$(000)	US$(000)	US$(000)

Operating activities
Proceeds from sales	174,800	264,364	783,000	1,216,294
Proceeds from dividends	2,467	2,229	33,388	46,792
Value Added Tax recovered	16,166	35,346	45,712	106,656
Royalty received	6,914	5,833	23,001	20,013
Interest received	529	1,481	4,265	2,383
Proceeds from insurance claim	-	38,793	-	38,793
Payments to suppliers and third-parties	(142,468)	(224,214)	(610,737)	(861,282)
Payments to employees	(30,472)	(25,036)	(137,300)	(151,602)
Payments for tax litigation	(36,322)	-	(36,322)	-
Payments of interest	(7,455)	(5,042)	(28,266)	(27,699)
Payment of income taxes	(8,855)	(2,553)	(24,935)	(30,898)
Payments of mining royalties	(1,595)	(2,246)	(4,741)	(13,190)

Net cash and cash equivalents provided by operating activities	(26,291)	88,955	47,065	346,260

Investing activities
Proceeds from sales of mining concessions, property, plant and equipment	24	1,866	726	2,240
Acquisitions of mining concessions, development costs, property, plant and equipment	(38,372)	(41,173)	(102,627)	(111,270)
Payments to other assets	(1,232)	(5,537)	(3,700)	(8,529)

Net cash and cash equivalents used in investing activities	(39,580)	(44,844)	(105,601)	(117,559)

Financing activities
Proceeds of bank loans	-	15,000	55,000	95,000
Payments of bank loans	-	(15,000)	(95,000)	(95,000)
Proceeds from financial obligations	161,894	-	161,894	-
Payments of financial obligations	(152,495)	(12,619)	(186,152)	(45,222)
Short-term lease payments	(7,596)	-	(7,596)	-
Dividends paid to controlling interest	(6,858)	(15,306)	(22,098)	(22,860)
Dividends paid to non-controlling interest	(1,081)	(1,600)	(6,500)	(5,560)
Decrease (increase) of restricted bank accounts	2,345	(331)	(166)	(410)

Net cash and cash equivalents used in financing activities	(3,791)	(29,856)	(100,618)	(74,052)

Net increase (decrease) in cash and cash equivalents during the period	(69,662)	14,255	(159,154)	154,649
Cash and cash equivalents at the beginning of the period	279,708	354,945	369,200	214,551

Cash and cash equivalents at period-end	210,046	369,200	210,046	369,200

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2019 Results Page 27 of 27

	For the three-month period ended December, 31		For the twelve month period ended December, 31
	2019	2018	2019	2018
	US$(000)	US$(000)	US$(000)	US$(000)

Reconciliation of net profit to cash and cash equivalents provided by operating activities

Net profit (loss)	(58,874)	(67,332)	(28,459)	(11,654)

Plus (less):
Depreciation and amortization	57,606	62,149	226,335	238,879
Hedge derivative instruments	-	(9,919)	(4,322)	1,398
Deferred income tax expense (income)	(26,062)	(2,039)	(37,501)	9,997
Provision for estimated fair value of sales	(5,922)	(10,434)	(2,741)	5,225
Income attributable to non-controlling interest	5,202	(5,522)	16,251	(1,791)
Accretion expense of provision for closure of mining units and exploration projects	2,238	5,744	10,390	4,982
Net share in results of associates	62,278	72,317	(47,710)	1,144
Recovery (expense) for provision for contingencies	(879)	(22,455)	(2,968)	(11,248)
Provision for impairment of long-lived assets	2,083	(5,693)	2,083	(5,693)
Net loss (gain) from currency exchange difference	(938)	1,344	734	1,384
Reversal (provision) for impairment loss of inventories	2,940	4,294	2,239	11,559
Bonus provision - executives & employes	3,797	4,906	15,855	17,757
Write-off of fixed assets	2,926	2,826	2,926	3,960
Fair Value of provision for contingences liabilities	(807)	(1,815)	655	(1,815)
Other net	11,987	1,422	(3,861)	5,015

Net changes in operating assets and liabilities:
Decrease (increase) in operating assets -
Trade and other accounts receivable	(122,853)	31,433	(121,936)	98,185
Inventories	12,742	(5,955)	39,125	(4,206)
Income tax credit	(3,204)	(8)	(7,204)	1,863
Prepaid expenses	(6,678)	(7,018)	(2,938)	1,383
Increase (decrease) in operating liabilities -
Trade and other accounts payable	33,898	23,494	(21,863)	(45,295)
Provisions, contingent liabilities and other liabilities	(3,937)	14,931	(25,303)	(21,240)
Income tax payable	3,699	56	3,890	(321)

Proceeds from dividends	2,467	2,229	33,388	46,792

Net cash and cash equivalents provided by operating activities	(26,291)	88,955	47,065	346,260

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ LEANDRO GARCÍA RAGGIO

Name: Leandro García Raggio

Title: Chief Financial Officer

Date: February 20, 2020